U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10 - SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

URON Inc.
(Name of Small Business Issuer in its charter)

Minnesota
(State or other jurisdiction of incorporation or organization)	47-0848102
(I.R.S. Employer Identification No.)
9449 Science Center Drive
New Hope, Minnesota 55428	Issuer’s telephone number:
(address of principal executive offices)	763-504-3000

Securities to be registered under Section 12(b) of the Act:	NONE
Name of each exchange on which registered

Securities to be registered under Section 12(g) of the Act:	URON Inc. Common Stock, no par value
(Title of class)

(End of cover page)

FORM 10 SB Document

To simplify the language in this registration statement, references to “we”, “us”, “our”,
“URON”, or the “Company” refer to URON Inc.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

PART 1

Item 1. Description of Business

URON Inc. is a Minnesota corporation formed in 2001. Multiband Corporation (Multiband), the parent company of URON Inc., purchased the stock of the Company from its prior owners in January 2004.

Multiband Corporation is filing this registration for the purposes of distributing URON common stock as a dividend to holders of Multiband common stock and certain contingent rights holders of Multiband as of May 1, 2006, as more fully described in its Information Statement to shareholders filed as Exhibit 99.1 herein and incorporated herein by reference.

URON Inc.’s business is comprised of approximately 1,000 customers using its dial up internet services and paying a monthly recurring fee for said services. The subscribers are generally located in multi-dwelling-units in the Midwest, Texas, South Carolina and Florida.

URON Inc. has no full-time employees as of April 30, 2006. The Company utilizes billing and customer service personnel from its parent company, Multiband. Charges for those personnel services were $39,707 and $6,570 for the years ended December 31, 2005 and December 31, 2004, respectively.

URON Inc. Industry Analysis

Based on URON Inc.’s interpretations of U.S. Census bureau statistics, the average annual spending per person in the United States for internet services is estimated to be $49.32. This is based on an estimated population of more than 280 million people and aggregate annual spending of approximately $13.8 billion.

Although the market for internet services in the United States is large, there are a number of competitive providers of such services. The clear frontrunners in this highly unregulated and competitive market are America Online, Inc., Comcast and Net Zero. They compete with local exchange carriers, long distance carriers, internet backbone companies and many local ISPs (Internet Service Providers) such as URON. Customers are demanding quality of the connection and the speed of the internet download, along with low prices.

Risk Factors

Our operations are subject to a number of risks, including but not limited to those described below. If any of the risks actually occur, the business, financial condition or operating results of URON could be materially adversely affected.

Net Losses

URON Inc. had net losses of $13,084 and $129,794 for the fiscal years ended December 31, 2005 and December 31, 2004, respectively. URON Inc. has an accumulated deficit of $142,878 as of December 31, 2005. URON Inc. may never be profitable.

If we cannot achieve profitability from operating activities, we may not be able to meet our working capital needs.

Deregulation

Several regulatory and judicial proceedings have recently concluded, are underway or may soon be commenced that address issues affecting operations and those of our competitors, which may cause significant changes to our industry. We cannot predict the outcome of these developments, nor can we assure you that these changes will not have a material adverse effect on us.

Changes in Technology and Market for Dial Up Internet Services

The market for dial up internet services is shrinking due to advances in technology and deployments of high speed or “broadband” internet technologies. There may be a limited market for the Company’s dial up internet services in the future.

Reporting Status

URON does not currently file reports with the Securities and Exchange Commission, but will be obligated to do so after effectiveness of this registration statement on Form 10-SB.

Item 2. Management’s Discussion and Analysis or Plan of Operation

Year ended December 31, 2005 versus year ended December 31, 2004

Revenue

URON Inc.’s revenues decreased by $154,893 from $400,750 in fiscal 2004 to $245,857 in fiscal 2005, a decrease of 39%. The decline in revenues reflects the decline in subscribers of the Company’s dial up internet services due to increased competition from high-speed internet providers.

Gross Profit

Gross profit on sales represents revenue less the cost of products and services (exclusive of amortization). Gross profit, as a percentage of revenue, was 67.6% in 2005 and 76.6% in 2004. Decreased margins in 2005 reflect declining revenues and relatively static costs of services.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $108,014 in 2005 versus $217,675 in 2004. This decrease in expense reflects decreased subcontractor costs related to URON’s decline in revenues.

Income Tax

The income tax benefit of $8,800 in 2005 and $86,600 in 2004 reflects adjustments to the valuation allowance of net deferred tax assets resulting from net operating loss carryforwards.

Net Loss

URON Inc. experienced net losses of $13,084 and $129,794 for the years ended December 31, 2005 and December 31, 2004, respectively.

Liquidity and Capital Resources as of December 31, 2005

Working capital needs of URON Inc. were met in 2005 and 2004 by funding from its parent, Multiband Corporation. Multiband Corporation intends to fund any URON Inc. capital needs for the next 12 months.

Quarter Ended March 31, 2006 versus March 31, 2005

Revenue

URON revenues decreased by $31,961 from $68,973 in the first quarter of 2005 to $37,012 in the first quarter of 2006, reflecting the decline in subscribers of the Company’s dial up internet services due to increased competition from high-speed internet providers.

Gross Profit

Gross Profit on sales represents revenue less the costs of products and services (exclusive of amortization). Gross profit, as a percentage of revenue, was 67.3% in the first quarter of fiscal 2006 versus 66% in the first quarter of fiscal 2005. Decreased margins in 2006 reflect declining revenues and relatively static costs of services.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $18,070 in the first quarter of 2006 versus $39,534 in the prior year period, reflecting the elimination of an outsourced call center provider and decreased expenses related to the decline in URON revenues.

Income Tax

The income tax expense was $2,700 in the first quarter of 2006 compared to an income tax benefit of $28,100 in the first quarter of 2005 reflects adjustments to the valuation allowance of net deferred tax assets resulting from net operating loss carryforwards.

Net Income (Loss)

URON earned income of $4,160 in the first quarter of 2006 versus a net loss of $42,102 in the prior year period. The increase in profitability was primarily due to no amortization of intangibles being taken in 2006.

Liquidity and Capital Resources

URON’s working capital needs in the first quarter of 2006 were funded by its parent, Multiband Corporation. Multiband Corporation intends to fund any URON capital needs during the next 12 months.

Item 3. Description of Property

URON Inc. shares personnel resources (billing and call center services) with Multiband Corporation, its parent. URON itself does not rent or occupy any physical space.

Item 4. Security Ownership of Certain Beneficial Owners and Management

As of April 30, 2006, URON Inc. is owned 100% by Multiband Corporation. Multiband is located at 9449 Science Center Drive, New Hope, MN 55428 and has sole voting power over the shares.

Item 5. Directors, Executive Officers, Promoters and Control Persons

The following table sets forth the name, age and position of each person who serves as a director and/or executive officer of URON Inc. as of April 30, 2006:

Name	Age	Position	Director Since

Donald Miller	66	Chairman and CEO	2005

Donald Miller is Chairman and CEO of URON Inc. Mr. Miller also serves as Chairman of Multiband Corporation. Mr. Miller worked for Schwans Enterprises between 1962 and 2001, primarily as Chief Financial Officer. He is currently employed by Schwans as a special assistant to the CEO.

There is no family relationship between any of the Directors or executive officers of Multiband Corporation and URON Inc.

URON has no audit or compensation committee.

Item 6. Executive Compensation

No compensation is currently paid or was paid in 2005 or 2004 to any director or executive officer of URON Inc. URON Inc. has no employment agreements or employee benefit plans. Multiband Corporation provides executive services to URON, Inc.

Item 7. Certain Relationships and Related Transactions

The Chairman and CEO of URON Inc. is also the Chairman of URON’s parent, Multiband Corporation. Multiband Corporation funds URON operations.

Cash receipts from URON customers collected by a subsidiary related through common ownership, netted with payments to URON’s vendors made by the same subsidiary are recorded as a receivable.

Item 8. Description of Securities

The Articles of Incorporation of URON Inc., as amended, authorize URON Inc. to issue 200 million shares of capital stock, which have no par value. As of April 30, 2006, URON Inc. had ten million common shares issued and outstanding, all of which were 100% owned by Multiband Corporation.

Holders of common stock are entitled to one vote per share in all matters to be voted upon by shareholders. Holders of common stock are entitled to receive such dividends as are declared by URON’s board of directors out of funds legally available for the payment of dividends. All of the outstanding shares of common stock are fully paid and non-assessable.

PART II

Item 1. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

URON Inc’s. common stock is not, and has never been publicly traded. In connection with the aforementioned contemplated distribution of URON Inc. stock, as described more fully in exhibit 99.1, Information statement incorporated herein by reference, the Company intends to take steps necessary to allow URON Inc. common stock to trade on the OTCBB (over the counter bulletin board).

There is not currently a public market for our common stock. The shares distributed to Multiband stockholders will be freely tradeable on the OTCBB after the distribution date and after the NASD assigns a symbol for that purpose, except for shares received by people who may have a special relationship or affiliation with us. People who may be considered our affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with us. This will include all of our executive officers and directors. Persons who are our affiliates will be permitted to sell their shares only pursuant to an effective registration statement under the Securities Act, such as exemptions afforded by Section 4 (2) of the Securities Act or Rule 144 thereunder. URON is not required to pay dividends on its common stock.

Item 2. Legal Proceedings

As of May 18, 2006, URON Inc. is not involved in any legal proceeding.

Item 3. Changes in and Disagreements with Accountants

None

Item 4. Recent Sales of Unregistered Securities

None

Item 5. Indemnification of Directors and Officers

URON’s Articles of Incorporation provide for indemnification pursuant to Minnesota statutes. Under Section 302A.251 of the Minnesota Business Corporation Act, a corporation shall, unless prohibited or limited by its Articles of Incorporation or Bylaws, indemnify its directors, officers, employees and agents against judgments, penalties, fines, settlements and reasonable expenses, including attorneys’ fees and disbursements, incurred by such person who was, or is threatened to be, made a party to proceedings by reason of the fact that the person is or was a director, officer, employee or agent of the corporation if generally, with respect to the acts or omissions of the person complained of in the proceeding, the person (i) has not been indemnified by another organization with respect to the same acts or omissions; (ii) acted in good faith; (iii) received no improper personal benefit; (iv) in the case of a criminal proceeding had no reasonable cause to believe the conduct was unlawful; and (v) reasonably believed that the conduct was in the best interests of the corporation.

PART F/S

URON INC.

FINANCIAL STATEMENTS
INCLUDING
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2005 AND 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder, Audit Committee and Board of Directors
URON Inc.
9449 Science Center Drive
New Hope, MN 55428

We have audited the accompanying balance sheets of URON Inc. as of December 31, 2005 and 2004, and the related statements of operations, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of URON Inc. as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Virchow, Krause & Company, LLP

Minneapolis, Minnesota
May 1, 2006

URON INC.
BALANCE SHEETS
DECEMBER 31, 2005 AND 2004

ASSETS
CURRENT ASSETS	2005	2004
Accounts receivable, net	$4,957	$14,962
Related party receivable	103,625	83,621

Total current assets	108,582	98,583

Computer software	4,570	4,570
Less: accumulated amortization	(4,392)	(3,678)

Computer software, net	178	892

Intangibles, net	-	301,965

TOTAL ASSETS	$108,760	$401,440

LIABILITIES AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES
Accounts payable	$11,247	$27,941
Deferred revenue	4,591	14,793
Deferred tax liability	-	30,000
Contingent liability	-	222,700

Total current liabilities	15,838	295,434

STOCKHOLDER’S EQUITY

Common stock, no par value (200,000,000 shares authorized, 10,000,000 shares issued and outstanding)	235,800	235,800
Accumulated deficit	(142,878)	(129,794)

Total stockholder’s equity	92,922	106,006

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$108,760	$401,440

See accompanying notes to financial statements.

URON INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005		2004
	Amount	Percent	Amount	Percent

REVENUES	$245,857	100.0%	$400,750	100.0%

COSTS AND EXPENSES
Cost of products and services (exclusive of amortization shown separately below)	79,748	32.5%	93,826	23.4%
Selling, general and administrative	108,014	43.9%	217,675	54.3%
Amortization	79,979	32.5%	305,643	76.3%

Total Costs and Expenses	267,741	108.9%	617,144	154.0%

LOSS FROM OPERATIONS	(21,884)	(8.9%)	(216,394)	(54.0%)

INCOME TAX BENEFIT	(8,800)	(3.6%)	(86,600)	(21.6%)

NET LOSS	$(13,084)	(5.3%)	$(129,794)	(32.4%)

BASIC AND DILUTED - LOSS PER COMMON SHARE	$(0.00)		$(0.00)

WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC AND DILUTED	10,000,000		10,000,000
See accompanying notes to financial statements.

URON INC.
STATEMENTS OF STOCKHOLDER’S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Shares of Common Stock	Common Stock	Accumulated Deficit	Total Stockholder’s Equity

BALANCE - JANUARY 1, 2004	10,000,000	$235,800	$-	$235,800

Net loss	-	-	(129,794)	(129,794)

BALANCE - DECEMBER 31, 2004	10,000,000	235,800	(129,794)	106,006

Net loss	-	-	(13,084)	(13,084)

BALANCE - DECEMBER 31, 2005	10,000,000	$235,800	$(142,878)	$92,922

See accompanying notes to financial statements.

URON INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004

OPERATING ACTIVITES

Net loss	$(13,084)	$(129,794)
Adjustments to reconcile net loss to cash flows from operating activities:
Amortization	79,979	305,643
Change in allowance for doubtful accounts receivable	5,000	5,000
Changes in operating assets and liabilities:
Accounts receivable	5,005	(19,962)
Accounts payable	(16,694)	27,941
Deferred revenue	(10,202)	14,793
Deferred tax liability	(30,000)	(120,000)
Related party receivable	(20,004)	(83,621)

Net cash flows from operating activities	-	-

INCREASE (DECREASE) IN CASH	-	-

CASH, BEGINNING OF YEAR	-	-

CASH, END OF YEAR	$-	$-

NONCASH INVESTING AND FINANCING ACTIVITIES:

Acquisition of URON Inc.’s common stock by Multiband Corporation in exchange for assets and liabilities in connection with acquisition
Computer software	$-	$4,570
Intangibles	-	603,930
Deferred tax liability	-	150,000
Contingent liability	-	222,700
Common stock	-	235,800

See accompanying notes to financial statements.

URON INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

Note 1 - Summary of Significant Accounting Policies

Nature of business - URON Inc. (“URON”) was incorporated on November 4, 2001 in the state of Minnesota.

On January 1, 2004, Multiband Corporation (“parent”), entered into a stock purchase agreement with URON to purchase all of the outstanding capital stock of URON for a total purchase price of 350,000 shares of the parent's common stock to be issued in installments as follows: a) 180,000 shares issued at closing, b) 170,000 shares held in escrow. The common shares issued and held in escrow were valued at fair market value on the date of agreement which was $1.31 per share for a purchase price of $458,500.

The terms of the escrow are as follows: 50,000 shares to be released upon URON providing the parent with documentation satisfactory to the parent of a release from a certain vendor or any related entity of all liabilities incurred to a certain vendor by URON; 120,000 shares to be released in 40,000 share increments upon the parent's receipt of distributable gross profits, generated by certain customers, in increments of $75,000 cash. The escrow terminates December 31,2005 and any shares not released will be rescinded to the parent. The parent must register all shares issued within one year from the date of issuance. The purchase price of $458,500 was allocated to customer list of $453,930 and computer software of $4,570. The customer list will be amortized over its estimated useful lives of two years and the computer software for fifteen months. At December 31, 2004, the parent was not obligated to issue any of the contingent shares of common stock. At December 31, 2005, the contingent shares were rescinded and retired into treasury stock of the parent. The value of the shares rescinded of $222,700 was recorded as an offset to amortization expense for the year ended December 31, 2005.

URON is provided with certain services from its parent and a related subsidiary, including general bookkeeping and customer service. The statement of operations reflects charges for these services of $39,707 and $6,570 for the years ended December 31, 2005 and 2004, respectively.

The financial information included herein does not necessarily reflect what the financial position and results of operations of URON would have been had it operated as a stand-alone entity during the periods covered, and may not be indicative of future operations or financial position.

URON provides dial-up internet services to a business enterprise and to subscribers in multi-dwelling units in Texas, Illinois, Florida, Massachusetts, Minnesota, Michigan and South Carolina.

URON INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

The accompanying financial statements have been prepared assuming the Company will continue as a going concern that contemplates the realization of assets and satisfaction of liabilities in the normal course of business. For the three months ended December 31, 2005 and 2004 the Company reported net losses of $13,084 and $129,794, respectively. At December 31, 2005, the Company had an accumulated deficit of $142,878. Multiband Corporation is committed to continue to fund the operations of URON for the next 12 months.

Accounts receivable - At December 31, 2005 and 2004, URON had an allowance for doubtful accounts of $10,000 and $5,000, respectively. URON believes its accounts receivable are fully collectible, net of allowance. Accounts receivable over 60 days are considered past due. The Company accrues interest on past due accounts receivables. If accounts receivable are determined uncollectible, they are charged to expense in the year that determination is made. URON extends unsecured credit to customers in the normal course of business.

Related Party Receivable - There are no intercompany purchase or sale transactions between the parent, its subsidiaries and URON. Cash receipts from URON customers collected by a subsidiary related through common ownership, netted with payments to URON’s vendors made by the same subsidiary are recorded as a related party receivable. As of December 31, 2005 and 2004, the outstanding balance of the related party receivable was $103,625 and $83,621, respectively.

One of the parent’s subsidiaries provides bookkeeping and customer services to URON. Management has allocated costs based on actual time used for bookkeeping services and allocated costs as a percentage of total subscribers serviced by the customer service department. Management believes these allocations are reasonable and reflect the effort involved in providing the services and also represent what the costs would have been on a stand-alone basis.

Amortization - Computer software is recorded at the fair value based on the purchase price allocation. Amortization is provided for using the straight-line method over the estimated useful life of 15 months. Maintenance, repairs and minor renewals are expensed when incurred. Amortization expense was $714 and $3,678 for the years ended December 31, 2005 and 2004, respectively.

Intangible Assets - URON amortizes its subscriber list over its estimated useful life of two years using the straight-line method. Amortization expense was $79,265 and $301,965 for the years ended December 31, 2005 and 2004, respectively.

URON INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

Contingent liability - The contingent liability is recorded at the fair value of the stock escrow based on the purchase price allocation. The terms of the escrow are as follows: 50,000 shares to be released upon URON providing the parent with documentation satisfactory to the parent of a release from a certain vendor or any related entity of all liabilities incurred to a certain vendor by URON; 120,000 shares to be released in 40,000 share increments upon the parent's receipt of distributable gross profits, generated by certain customers, in increments of $75,000 cash. The escrow terminates December 31,2005 and any shares not released will be rescinded to the parent. At December 31, 2004, the parent was not obligated to issue any of the contingent shares of common stock. At December 31, 2005, the contingent shares were rescinded and retired into treasury stock of the parent. The value of the shares rescinded of $222,700 was recorded as an offset to amortization expense for the year ended December 31, 2005.

Revenue recognition - URON earns revenue through monthly user charges to its dial-up internet subscribers. URON recognizes revenue in accordance with the Securities Exchange Commission’s Staff Accounting Bulletin No. 104 (SAB 104) “Revenue Recognition”, which requires that four basic criteria be met before revenue can be recognized: (i) persuasive evidence of a customer arrangement exists; (ii) the price is fixed or determinable; (iii) collectibility is reasonable assured; and (iv) product delivery has occurred or services have been rendered.

URON’s user charges are recognized as revenues in the period the related services are provided in accordance with SAB 104. Any amounts billed prior to services being provided are reported as deferred service obligations and revenues.

Deferred revenue - URON bills for services in the month prior to providing the service. Deferred revenue is recognized as revenues in the period the related services are provided in accordance with SAB 104.

Net Loss per Common Share - Basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding for the reporting period. Diluted net loss per common share is computed by dividing net loss by the sum of the weighted average number of common shares outstanding. The Company does not have any common share equivalents during the years ended December 31, 2005 and 2004.

Financial Instruments - The carrying amounts for all financial instruments approximates fair value. The carrying amounts for accounts receivable and accounts payable approximate fair value because of the short maturity of these instruments.

Management’s use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

URON INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

Legal Proceedings - URON may, from time to time, be involved in litigation and claims arising out of its operations in the normal course of its business. As of May 1, 2006, URON was not a party to any material legal proceedings.

Income taxes - URON utilizes the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary difference between the financial statement and income tax reporting bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance to the extent that realization is not assured. The temporary difference for URON relates to the basis value of the intangible asset for book and tax purposes since the acquisition of URON by Multiband was a tax-free stock exchange. URON files a consolidated tax return with its parent company, Multiband Corporation. All of the net operating losses have been allocated to the parent company and no deferred tax asset has been recorded at December 31, 2005 and 2004, respectively.

Note 2 - Income Taxes

The Company has been included in the consolidated federal income tax return of the parent. Information below is presented as if the Company were a separate taxpayer.

The benefit for income taxes consists of the following:
	Year Ended December 31,
	2005	2004
Current benefit:
Federal	$18,000	$28,400
State	3,200	5,000
Deferred	(30,000)	(120,000)
	$(8,800)	$(86,600)

Components of net deferred income taxes are as follows at December 31:
	2005	2004
Deferred income tax assets	$-	$-
Deferred income tax liabilities:
Value of intangible related to stock purchase	-	(30,000)
Net deferred income tax liability	$-	$(30,000)

URON INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

Reconciliation between the statutory rate and the effective tax rate for the years ended December 31, as follows:
	2005	2004
Federal statutory tax rate benefits	(34%)	(34%)
State tax, net of federal benefit	(6%)	(6%)
Change in valuation allowance	-	-
Effective tax rate	(40%)	(40%)

Note 3 - Major customer

The Company had sales to one customer that accounted for approximately 25% and 19% of total revenues for the year ended December 31, 2005 and 2004, respectively. Accounts receivable from the same customer accounted for approximately 31% and 25% of total accounts receivable at December 31, 2005 and 2004, respectively.

Note 4 - Subsequent events

As of May 1, 2006, certain Multiband Corporation shareholders of record and certain contingent right holders became eligible for a distribution of URON common stock based on the holders’ ownership of Multiband Corporation shares or rights as of that date. The holders will receive .05 shares of URON common stock for each share or right to a share of Multiband Corporation common stock held on the record date.

URON INC.
FINANCIAL STATEMENTS
MARCH 31, 2006 AND 2005

URON INC.
BALANCE SHEETS

ASSETS
CURRENT ASSETS	March 31, 2006 (unaudited)	December 31, 2005 (audited)
Accounts receivable, net	$4,018	$4,957
Related party receivable	106,407	103,625

Total current assets	110,425	108,582

Computer software	4,570	4,570
Less: accumulated amortization	(4,392)	(4,392)

Computer software, net	178	178

Intangibles, net	-	-

TOTAL ASSETS	$110,603	$108,760

LIABILITIES AND STOCKHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$8,930	$11,247
Deferred revenue	4,591	4,591

Total current liabilities	13,521	15,838

STOCKHOLDER’S EQUITY

Common stock, no par value (200,000,000 shares authorized, 10,000,000 shares issued and outstanding)	235,800	235,800
Accumulated deficit	(138,718)	(142,878)

Total stockholder’s equity	97,082	92,922

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$110,603	$108,760

See accompanying notes to financial statements.

URON INC.
STATEMENTS OF OPERATIONS

	Three Months Ended
	March 31, 2006		March 31, 2005
	(unaudited)		(unaudited)
	Amount	Percent	Amount	Percent

REVENUES	$37,012	100.0%	$68,973	100.0%

COSTS AND EXPENSES
Cost of products and services (exclusive of amortization shown separately below)	12,082	32.7%	23,413	34.0%
Selling, general and administrative	18,070	48.8%	39,534	57.3%
Amortization	-	-%	76,228	110.5%

Total Costs and Expenses	30,152	81.5%	139,175	201.8%

INCOME (LOSS) FROM OPERATIONS	6,860	18.5%	(70,202)	(101.8%)

INCOME TAX EXPENSE (BENEFIT)	2,700	7.3%	(28,100)	(40.8%)

NET INCOME (LOSS)	$4,160	11.2%	$(42,102)	(61.0%)

BASIC AND DILUTED - INCOME (LOSS) PER COMMON SHARE	$(0.00)		$(0.00)

WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC AND DILUTED	10,000,000		10,000,000
See accompanying notes to financial statements.

URON INC.
STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005

	2006	2005

OPERATING ACTIVITIES

Net income (loss)	$4,160	$(42,102)
Adjustments to reconcile net income(loss) to cash flows from operating activities:
Amortization	-	76,228
Change in allowance for doubtful accounts receivable	2,500	1,250
Changes in operating assets and liabilities:
Accounts receivable	(1,561)	9,359
Accounts payable	(2,317)	(2,670)
Related party receivable	(2,782)	(42,065)

Net cash flows from operating activities	-	-

INCREASE (DECREASE) IN CASH	-	-

CASH, BEGINNING OF YEAR	-	-

CASH, END OF YEAR	$-	$-

See accompanying notes to financial statements.

URON INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2006 AND 2005

Note 1 - Summary of Significant Accounting Policies

Nature of business - URON Inc. (“URON”) was incorporated on November 4, 2001 in the state of Minnesota.

On January 1, 2004, Multiband Corporation (“parent”), entered into a stock purchase agreement with URON to purchase all of the outstanding capital stock of URON for a total purchase price of 350,000 shares of the parent's common stock to be issued in installments as follows: a) 180,000 shares issued at closing, b) 170,000 shares held in escrow. The common shares issued and held in escrow were valued at fair market value on the date of agreement which was $1.31 per share for a purchase price of $458,500.

The terms of the escrow are as follows: 50,000 shares to be released upon URON providing the parent with documentation satisfactory to the parent of a release from a certain vendor or any related entity of all liabilities incurred to a certain vendor by URON; 120,000 shares to be released in 40,000 share increments upon the parent's receipt of distributable gross profits, generated by certain customers, in increments of $75,000 cash. The escrow terminated December 31, 2005 and any shares not released were rescinded to the parent. The parent must register all shares issued within one year from the date of issuance. The purchase price of $458,500 was allocated to customer list of $453,930 and computer software of $4,570. The customer list was amortized over its estimated useful lives of two years and the computer software for fifteen months. At December 31, 2005, the contingent shares were rescinded and retired into treasury stock of the parent. The value of the shares rescinded of $222,700 was recorded as an offset to amortization expense for the year ended December 31, 2005.

URON is provided with certain services from its parent and a related subsidiary, including general bookkeeping and customer service. The statement of operations reflects charges for these services of $8,826 and $9,927 for the years ended March 31, 2006 and 2005, respectively.

The financial information included herein does not necessarily reflect what the financial position and results of operations of URON would have been had it operated as a stand-alone entity during the periods covered, and may not be indicative of future operations or financial position.

URON provides dial-up internet services to a business enterprise and to subscribers in multi-dwelling units in Texas, Illinois, Florida, Massachusetts, Minnesota, Michigan and South Carolina.

URON INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2006 AND 2005

The accompanying financial statements have been prepared assuming the Company will continue as a going concern that contemplates the realization of assets and satisfaction of liabilities in the normal course of business. For the three months ended March 31, 2006 and 2005, the Company reported net income of $4,160 and a net loss of $42,102, respectively. At March 31, 2006 and December 31, 2005, the Company had an accumulated deficit of $138,718 and $142,878. Multiband Corporation is committed to continue to fund the operations of URON for the next 12 months.

Unaudited Financial Statements - The information furnished in this report is unaudited and reflects all adjustments which are normal recurring adjustments and, which in the opinion of management, are necessary to fairly present the operating results for the interim periods. The operating results for the interim periods presented are not necessarily indicative of the operating results to be expected for the full year. The financial statements should be read in conjunction with the financial statements and footnotes for the year ended December 31, 2005 and 2004.

Accounts receivable - At March 31, 2006 and December 31, 2005, URON had an allowance for doubtful accounts of $12,500 and $10,000, respectively. URON believes its accounts receivable are fully collectible, net of allowance. Accounts receivable over 60 days are considered past due. The Company accrues interest on past due accounts receivables. If accounts receivable are determined uncollectible, they are charged to expense in the year that determination is made. URON extends unsecured credit to customers in the normal course of business.

Related Party Receivable - There are no intercompany purchase or sale transactions between the parent, its subsidiaries and URON. Cash receipts from URON customers collected by a subsidiary related through common ownership, netted with payments to URON’s vendors made by the same subsidiary are recorded as a related party receivable. As of March 31, 2006 and December 31, 2005, the outstanding balance of the related party receivable was $106,407 and $103,625, respectively.

One of the parent’s subsidiaries provides bookkeeping and customer services to URON. Management has allocated costs based on actual time used for bookkeeping services and allocated costs as a percentage of total subscribers serviced by the customer service department. Management believes these allocations are reasonable and reflect the effort involved in providing the services and also represent what the costs would have been on a stand-alone basis.

Amortization - Computer software is recorded at the fair value based on the purchase price allocation. Amortization is provided for using the straight-line method over the estimated useful life of 15 months. Maintenance, repairs and minor renewals are expensed when incurred. Amortization expense was $0 and $736 for the three months ended March 31, 2006 and 2005, respectively.

URON INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2006 AND 2005

Intangible Assets - URON amortizes its subscriber list over its estimated useful life of two years using the straight-line method. Amortization expense was $0 and $75,492 for the three months ended March 31, 2006 and 2005, respectively.

Contingent liability - The contingent liability is recorded at the fair value of the stock escrow based on the purchase price allocation. The terms of the escrow are as follows: 50,000 shares to be released upon URON providing the parent with documentation satisfactory to the parent of a release from a certain vendor or any related entity of all liabilities incurred to a certain vendor by URON; 120,000 shares to be released in 40,000 share increments upon the parent's receipt of distributable gross profits, generated by certain customers, in increments of $75,000 cash. The escrow terminated December 31, 2005 and any shares not released were rescinded to the parent and retired into treasury stock. The value of the shares rescinded of $222,700 was recorded as an offset to amortization expense for the year ended December 31, 2005.

Revenue recognition - URON earns revenue through monthly user charges to its dial-up internet subscribers. URON recognizes revenue in accordance with the Securities Exchange Commission’s Staff Accounting Bulletin No. 104 (SAB 104) “Revenue Recognition”, which requires that four basic criteria be met before revenue can be recognized: (i) persuasive evidence of a customer arrangement exists; (ii) the price is fixed or determinable; (iii) collectibility is reasonable assured; and (iv) product delivery has occurred or services have been rendered.

URON’s user charges are recognized as revenues in the period the related services are provided in accordance with SAB 104. Any amounts billed prior to services being provided are reported as deferred service obligations and revenues.

Deferred revenue - URON bills for services in the month prior to providing the service. Deferred revenue is recognized as revenues in the period the related services are provided in accordance with SAB 104.

Net Loss per Common Share - Basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding for the reporting period. Diluted net loss per common share is computed by dividing net loss by the sum of the weighted average number of common shares outstanding. The Company did not have any common share equivalents during the three months ended March 31, 2006 and 2005.

Financial Instruments - The carrying amounts for all financial instruments approximates fair value. The carrying amounts for accounts receivable and accounts payable approximate fair value because of the short maturity of these instruments.

URON INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2006 AND 2005

Management’s use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Legal Proceedings - URON may, from time to time, be involved in litigation and claims arising out of its operations in the normal course of its business. As of May 18, 2006, URON is not a party to any material legal proceedings.

Note 2 - Income Taxes

The Company recorded a provision for (benefit from) income taxes of $2,700 and ($28,100) for the three months ended March 31, 2006 and 2005, respectively.

Note 3 - Deferred Taxes

URON utilizes the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary difference between the financial statement and income tax reporting bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance to the extent that realization is not assured. The temporary difference for URON relates to the basis value of the intangible asset for book and tax purposes since the acquisition of URON by Multiband was a tax-free stock exchange. URON files a consolidated tax return with its parent company, Multiband Corporation. All of the net operating losses have been allocated to the parent company and no deferred tax assets or liabilities have been recorded at March 31, 2006 and December 31, 2005, respectively.

Note 4 - Major customer

The Company had sales to one customer that accounted for approximately 30.1% and 19.4% of total revenues for the three months ended March 31, 2006 and 2005, respectively. Accounts receivable from the same customer accounted for approximately 14% and 31% of total accounts receivable at March 31, 2006 and December 31, 2005, respectively.

Note 5 - Subsequent events

As of May 1, 2006, certain Multiband Corporation shareholders of record and certain contingent right holders became eligible for a distribution of URON common stock based on the holders’ ownership of Multiband Corporation shares or rights as of that date. The holders will receive .05 shares of URON common stock for each share or right to a share of Multiband Corporation common stock held on the record date.

PART III

Item 1. Index to Exhibits

No.	Description	Page

3.1	Articles of Incorporation as Amended for URON Inc.	29-30
3.2	Bylaws of URON Inc.	30-33
99.1	Information Statement to Shareholders	34-43

Item 2. Description of Exhibits

See Item 1 above.

3.1 ARTICLES OF INCORPORATION AS AMENDED FOR URON INC.

The undersigned natural person of full age for the purpose of forming a corporation pursuant to the provisions of Minnesota Business Corporation Act (Minnesota Statues, Chapter 302A), hereby establish a corporation and adopt the following Articles of Incorporation:

ARTICLE I. NAME

The name of this corporation shall be URON Inc.

ARTICLE II. REGISTERED OFFICE

The registered office of this corporation is located at 533 Northwest #6 Avenue, Rochester, Minnesota 55901.

ARTICLE III. PURPOSES

The purpose for which this corporation is organized are as follows:

A.	General business purposes
B.
To do everything necessary, proper, advisable, or convenient for the accomplishment of the purposes set forth above, and to do all other things in connection with the above purposes which are not forbidden by law or by these Articles of Incorporation.

C.	To carry out the purposes set forth above in any state or possession of the United States, or in any foreign country, to the extent that such purposes are not forbidden by the laws thereof.

ARTICLE IV. DURATION

The duration of this corporation shall be perpetual.

ARTICLE V. INCORPORATOR

The name and post office address of the incorporator of this corporation are:

Name	Address

Daniel E. Berndt	206 South Broadway #505 Rochester, Minnesota 55904

3.2 BYLAWS OF URON, Inc.

ARTICLE I. OFFICES

Section 1.01. Registered and Other Offices. The registered office of the corporation in Minnesota shall be that set forth in the Articles of Incorporation or in the most recent amendment of the Articles of Incorporation or statement of the Board of Directors filed with the Secretary of Minnesota changing the registered office in the manner prescribed by law. The corporation may have such other offices, within or without the state of Minnesota, as the Board of Directors shall, from time to time, determine.

ARTICLE II. MEETINGS OF SHAREHOLDERS

Section 2.01. Time and Place of Meetings. Regular or special meetings of the shareholders, if any, shall be held on the date and at the time and place fixed by the Chief Executive officer, the Chairman of the Board, or the Board, except that a regular or special meeting called by, or at the demand of the shareholder or shareholders, pursuant to Minnesota Statutes, Section 302A.43a Subd. 2, shall be held in the country where the principal executive office is located.

Section 2.02. Regular Meetings. At any regular meeting of the shareholders there shall be an election of qualified successors for directors who serve for an indefinite term or whose terms have expired or are due to expire within one year after the date of the meeting. Any business appropriate for action by the shareholders may be transacted at a regular meeting. No meeting shall be considered a regular meeting unless specifically designated as such in the notice of meeting or unless all the shareholders are present in person or by proxy and none of them objects to such designation. Regular meetings may be held no more frequently than once per year.

Section 2.03. Demand by Shareholders. Regular or special meetings may be demanded by a shareholder or shareholders, pursuant to the provisions of Minnesota Statutes, Sections 302A, Subd. 2, and 301A.433, Subd 2, respectively.

Section 2.04. Quorum; Adjourned Meetings. The holders of a plurality of the voting power of the shares entitled to vote at a meeting constitute a quorum for the transaction of business; said holders may be present at the meeting either in person or by proxy. If a quorum is present when a duly called or held meeting is convened, the shareholders present may continue to transact business until adjournment, even though withdrawal of shareholders originally present leaves less than the proportion or number present at the meeting, consent or opposition to a proposal does not constitute presence for purposes of determining existence of a quorum, but consent or opposition shall be counted as a vote in favor of, or against, the proposal and shall be entered in the minutes or other record of action of the meeting if the proposal acted on at the meeting is substantially the same or has substantially the same effect as the proposal which the director has consented or objected.

ARTICLE III. DIRECTORS

Section 3.01. General Purposes.Except as authorized by the shareholders pursuant to a shareholder control agreement of unanimous affirmative vote, the business and affairs of the corporation shall be managed by or shall be under the direction of the Board of Directors.

Section 3.02. Number, Qualifications and Term of Office. Until the first meeting of shareholders, the directors shall be the persons named as directors in the Articles of Incorporation. Thereafter, the number of directors shall be the number last elected by the shareholders. Directors need not be shareholders. Each of the directors shall hold office until the regular meeting of the shareholders next held after his election, until his successor shall have been elected and shall qualify, or until he shall resign or shall have been removed as hereinafter provided.

Section 3.03. Board Meetings; Place and Notice. Meetings of the Board of Directors may be held from time to time at any place within or without the State of Minnesota that the Board of Directors may designate. In the absence of designation by the Board of Directors, Board meetings shall be held at the principal executive office of the corporation, except as may be otherwise unanimously agreed orally or in writing or by attendance. Any director may call a Board meeting by giving two (2) days notice to all directors of the date and time of the meeting. The notice need not state the purpose of the meeting. Notice may be given by mail, telephone, telegram or in person. If the meeting schedule is adopted by the Board, or if the date and time of a Board meeting has been announced at a previous meeting, no notice is required.

Section 3.04. Waiver of Notice. A director may waive notice of a meeting of the Board. A. waiver of notice by a director is effective, whether given before, at or after the meeting and whether given in writing, orally or by attendance.

Section 3.05. Quorum. A. majority of the directors currently holding office is a quorum for the transaction of business.

Section 3.06. Vacancies. Vacancies on the Board resulting from the death, resignation or removal of a director may be filled by the affirmative vote of a majority of the remaining directors, even though less than a quorum. Each director elected under this Section to fill a vacancy holds office until a qualified successor is elected by the shareholders at the next regular or special meeting of the shareholders.

Section 3.07. Committees. The Board may by resolution establish committees in the manner provided by law. Committee members need not be directors.

Section 3.08 Absent Directors. A director may give advance written consent or opposition to a proposal to be acted on at a Board meeting if the director is not able to be present.

ARTICLE IV. OFFICERS

Section 4.01 Number. The officers of the corporation shall consist of a Chief Executive Officer and a Chief Financial Officer. The Chief Executive Officer shall preside at all meetings of the shareholders and directors and shall have such other duties as may be prescribed from time to time by the ward of Directors. The Chief Executive Officer shall also see that all orders and resolutions of the Board are carried into effect. The Chief Executive Officer and Chief Financial Officer shall have such other duties as are prescribed by statute. The Board may elect or appoint any other officers it deems necessary for the operation and management of the corporation, each of whom shall have the powers, rights, duties, responsibilities and terms of office determined by the Board from time to time. Any number of offices or functions of those offices may be held or exercised by the same person. If specific persons have not been elected as President or Secretary, the Chief Executive Officer may execute instruments or documents in those capacities. If a specific person has not been elected to office of Treasurer, the Chief Financial Officer of the corporation may sign instruments or documents in that capacity.

Section 4.02. Election and Term of Office. The Board of Directors shall from time to time elect a Chairman of the Board of Directors, Chief Executive Officer and Chief Financial Officer and any other officers or agents the Bawd deems necessary. Such officers shall hold their offices until their successors are elected and qualified.

Section 4,03. Delegation of Authority. An officer elected or appointed by the Board may delegate some or all of the duties or powers of his office to other persons, provided that such delegation is in writing.

Section 4.04, Compensation of Officers. Officer shall be entitled only to such compensation as shall be established by written contract or agreement duly approved by or on behalf of the corporation, or established or approved by resolution of the Board of Directors. Absent such written contract, agreement or resolution of the Board of Directors, no officer shall have a cause of action against the corporation to recover any amount due or alleged to be due as compensation for services in his or her capacity as an officer of the corporation.

ARTICLE V. SHARES AND THEIR TRANSFER

Section 5.01. Certificates for Shares. Every shareholder of this corporation shall be entitled to a certificate, to be in such form as prescribed by law and adopted by the Board of Directors, certifying the number of shares of the corporation owned by him. The certificates shall be signed by the Chief Executive Officer and Chief Financial Officer. provided, however, that when the certificate is signed by a transfer agent or registrar, the signatures of any of such officers upon the certificate may be facsimiles, engraved or printed thereon, if authorized by the Board of Directors. Such certificate shall also have typed or printed thereon such legend as may be required by any shareholder control agreement. Every certificate surrendered to the corporation for exchange or transfer shall be cancelled, and no new certificate or certificates shall be issued in exchange for any existing certificate until such existing certificate shall have been so cancelled.

Section 5.02. Transfer of Shares. Transfer of shares on the books of the corporation may be authorized only by the shareholder named in the certificate, or the shareholder's legal representative, or the shareholders' duly authorized attorney in fact, and upon surrender of the certificate or the certificates for such shares. The corporation may treat, as the absolute owner of shares of the corporation, the person or persons in whose name or names the shares are registered on the books of the corporation.

Section 5.03. Lost Certificates. Any shareholder claiming that a certificate for shares has been lost, destroyed or stolen shall make an affidavit of that fact in such form as the Board of Directors shall require and shall, if the Board of Directors so requires, give the corporation sufficient indemnity bond, in form, in an amount, and with one or more sureties satisfactory to the Board of Directors, to indemnify the corporation against any claims which may be made against it on account of the reissue of such certificate. A new certificate shall then be issues to said shareholder for the same number of shares as the one alleged to have been destroyed, lost or stolen.

CERTIFICATION

I, Steven Bell, do hereby certify that I am the duly elected, qualified or acting Secretary of URON, INCORPORATED, a corporation organized under the laws of the State of Minnesota, and that the foregoing is a true and correct copy of the By-Laws adopted at a meeting of the Board of Directors thereof convened and held in accordance with law and the Articles of Incorporation of said corporation on January 4, 2006

Secretary

UNITED STATES
SECURITIES AND EXCHANGE COMMISSIOIN
WASHINGTON, D.C. 20549

SCHEDULE 14C INFORMATION

Information Statement Pursuant to Section 14(c) of the Securities Exchange Act of 1934

Check the Appropriate Box

(  )Preliminary Information Statement
(  )Confidential, for Use of the Commission Only (as permitted by Rule 14c-5(d)(2) )
(X) Definitive Information Statement

MULTIBAND CORPORATION

(Name of Registrant as Specified in its Charter)

Payment of Filing Fee (Check the Appropriate Box)

(X) No Fee Required

(  )Fee Computed on table below per Exchange Act Rules 14c-5(g) and 0-11.

(1)	Title of each class of securities to which transaction applies:
(2)	Aggregate number of securities to which transaction applies:
(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
(4)	Proposed maximum aggregate value of transaction:
(5)	Total Fee Paid:

( )	Fee paid previously with preliminary materials:

( )
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)	Amount Previously Paid:
(2)	Form, Schedule or Registration Statement No.:
(3)	Filing Party:
(4)	Date Filed:

Multiband Corporation
9449 Science Center Drive
New Hope, MN 55428

INFORMATION STATEMENT NOTICE

June 15, 2006

Dear Multiband Shareholder:

We are pleased to send you this Information Statement regarding the partial distribution of our interest in URON Inc. The Information Statement provides you with important information concerning:

•	The U.S. Federal income tax treatment of URON Inc. shares you will receive
•	How we determined the number of shares you will receive
•	A brief description of the background and business of URON Inc.
•	How you can obtain additional information about these matters

We believe that the distribution will benefit Multiband, URON Inc. and our shareholders. Thank you for your investment in Multiband.

Sincerely,

James Mandel
Chief Executive Officer
Multiband Corporation
BY ORDER OF THE BOARD OF DIRECTORS

INFORMATION STATEMENT

Spin-off of URON Inc. Through the Distribution by
Multiband Corporation of
URON Inc. Common Stock

We are sending you this Information Statement because we are spinning off approximately 49% of our interest in URON Inc. (URON Inc.) In this spin-off, holders of Multiband Corporation (Multiband) common stock and certain contingent rights holders will receive .05 of a share of URON Inc. for every one share or share right of Multiband common stock owned as of 5:00 p.m. CST on May 1, 2006. This dividend will be payable on or about July 15, 2006.

We believe that the distribution generally will be tax-free to our shareholders for U.S. federal income tax purposes. See “U.S. Federal Income Tax Consequences” below.

You are urged to consult your own tax advisors to determine the particular tax consequences of the distribution to you, including the effect of any federal, state, local or foreign income and any other tax laws.

On March 3, 2006 our Board of Directors approved the distribution to our shareholders of approximately 49% of the shares of common stock of URON Inc. held by us. Following this distribution, we will own approximately 51% of URON Inc.

Multiband’s board of directors fixed May 1, 2006 as the record date for the determination of holders entitled to receive this information statement. As of May 1, 2006, there were 46,311,200 shares and share rights of Multiband Corporation common stock held of record by approximately 661 shareholders. This information statement is being sent on or about June 25, 2006 to such holders of record.

No vote of Multiband shareholders is required in connection with the distribution. Therefore, you are not required to take any action. We are sending you this Information Statement, which contains additional information about the terms of the distribution, for your information only. If you would like more information, please call our transfer and disbursing agent, Corporate Stock Transfer, at 303-282-4800.

Neither the Securities and Exchange Commission nor any state securities regulators have approved the URON Inc. common stock to be issued to you pursuant to this distribution or determined if this Information Statement is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this Information Statement is June 15, 2006
WE ARE NOT ASKING FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY. THIS IS NOT A NOTICE OF A MEETING OF STOCKHOLDERS AND NO STOCKHOLDERS’ MEETING WILL BE HELD TO CONSIDER THE MATTERS DESCRIBED HEREIN.

INFORMATION ABOUT THE DISTRIBUTION

The Distribution

On March 3, 2006, our Board of Directors approved the distribution of our partial interest in URON Inc. To effect this distribution, our board of Directors declared a dividend on Multiband common stock consisting of shares of URON Inc. common stock owned by us. These shares represent approximately 49% of the total voting power of the outstanding URON Inc. common stock on May 1, 2006. On or about July 15, 2006, holders of Multiband common stock and certain contingent rights holders will receive .05 of a share of common stock as a dividend on each outstanding share or share right of Multiband common stock they own as of 5:00 p.m. CST on May 1, 2006, calculated as described below. You will not be required to pay any cash or other consideration for the shares of URON Inc. common stock distributed to you or to surrender or exchange your shares of Multiband common stock to receive the dividend of URON Inc. common stock. The distribution will not affect the number of, or the rights attaching to, shares of URON Inc. common stock.

The Number of Shares You Will Receive

For each share or share right of Multiband common stock for which you are the record holder at 5:00 p.m. CST on the record date, you will be entitled to receive that number of shares equal to the quotient obtained by dividing the total number of shares of URON Inc. common stock to be distributed in the distribution by the total number shares and share rights of Multiband common stock outstanding at 5:00 p.m. CST on the record date. Thus, the following equation determines the number of shares of common stock you will receive for each share or share right of Multiband common stock you hold:

Total number of shares of URON Inc.
common stock to be distributed	=	=	.05
Total number of shares and share rights of Multiband common stock outstanding as of 5:00 p.m. CST on the record date.

Based on the number of shares and share rights of Multiband common stock outstanding as of May 1, 2006, you will receive .05 shares of URON Inc. common stock for each share or share right of Multiband common stock for which you are the record holder at 5:00 p.m. CST on the record date. The distributed shares of URON Inc. common stock will be fully paid and non-assessable and have no pre-emptive rights.

When and How You Will Receive the Dividend

We will pay the dividend on or about July 15, 2006 by releasing our shares of URON Inc. common stock, via the distribution to Corporate Stock Transfer, our transfer and disbursing agent. On or about July 15, 2006, the transfer and disbursing agent will cause the shares of URON Inc. common stock to which you are entitled to be registered in your name or in the “street name” of your bank or brokerage firm.

Registered Holders. If you are the registered holder of Multiband common stock and hold your Multiband common stock either in physical form or in book-entry form, the shares of URON Inc. common stock distributed to you will be registered in your name and you will become the record holder of that number of shares of URON Inc. common stock. A physical URON Inc. stock certificate will also be sent to you.

“Street Name” Holders. Many Multiband shareholders have their Multiband common stock held in an account with a bank or brokerage firm. If this applies to you, that bank or brokerage firm is the registered holder that holds the shares on your behalf. URON Inc. common stock being distributed will be registered in the “street name” of your bank or broker, who in turn will then electronically credit your account for the shares of URON Inc. stock that you are entitled to receive in the distribution. We anticipate that this will take three to eight business days after the distribution. We encourage you to contact your bank or broker if you have any questions regarding the mechanics of having your shares of URON Inc. common stock posted to your account.

Fractional Shares. If you are a registered holder of Multiband common stock, you will receive whole shares only of URON Inc. common stock in connection with the distribution rounded up or down to the nearest number, of a fractional share, unless the number of shares of URON Inc. common stock that you would be entitled to receive is less than one, in which case you will receive zero URON Inc. common stock shares. If you hold your Multiband common stock through a bank or brokerage firm, you will receive whole shares of URON Inc. common stock that you are entitled to receive based on the policies and practices of your bank or brokerage firm.

U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. Federal income tax consequences to us, URON Inc. and U.S. Holders (as defined below) of Multiband common stock of the distribution of the URON Inc. common stock to holders of Multiband common stock. This summary is not a complete description of those consequences and, in particular, may not address U.S. federal income tax considerations that affect the treatment of a shareholder who acquired Multiband common stock as compensation or of a shareholder subject to special treatment under the Internal Revenue Code (for example, insurance companies, financial institutions, dealers in securities or tax-exempt organizations). Your individual circumstances may affect the tax consequences of the distribution of the URON Inc. stock to you. In addition, no information is provided herein with respect to tax consequences under applicable foreign, state, local or other laws, other than U.S. federal income tax laws. Further, this summary is based upon provisions of the Internal Revenue Code, applicable Treasury regulations there under, Internal Revenue Service rulings and judicial decisions in effect as of the date of this Information Statement. Future legislative, administrative or judicial changes or interpretations could affect the accuracy of the statements set forth herein, and could apply retroactively. You are advised to consult your own tax advisor as to the specific tax consequences of the distribution of the URON Inc. common stock to you.

For purposes of this summary a “U.S. Holder” is a beneficial owner of Multiband common stock that is, for U.S. federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over its administration and (y) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. If a partnership holds Multiband common stock, the tax treatment partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding Multiband common stock should consult its tax advisor.

Tax-Free Status of the Distribution. Assuming that Multiband common stock is a capital asset in the hands of a U.S. Holder on the distribution date, we believe that:

•	A U.S. Holder will not recognize any income, gain or loss as a result of the receipt of URON Inc. common stock in the distribution.

•	A U.S. Holder’s holding period for the URON Inc. common stock received in the distribution will include the period for which the shareholder’s Multiband common stock was held.

•
A U.S. Holder’s tax basis for URON Inc. common stock received in the distribution will be determined by allocating to the URON Inc. common stock, on the basis of the relative fair market values of Multiband common stock and URON Inc. common stock at the time of the distribution, a portion of the shareholder’s basis in his or her Multiband common stock. The U.S. Holder’s basis in his or her Multiband common stock will be decreased by the portion allocated to the URON Inc. common stock.

•	Neither we nor URON Inc. will recognize gain or loss as a result of the distribution of the URON Inc. common stock to holders of Multiband common stock.

We have received information from a tax advisor to the effect that the distribution generally will be tax-free to us and Multiband shareholders for U.S. Federal income tax purposes. However, such advice is not binding on the Internal Revenue Service. The advice is subject to qualifications and assumptions and is based on certain representations made by us and URON Inc. If any of these assumptions or representations is untrue for any reason, the conclusions in the opinion could be rendered inaccurate. We have not applied for a private letter ruling from the U.S. Internal Revenue Service stating that the distribution of URON Inc. common stock to Multiband common shareholders will be tax free for us or the holders of Multiband common stock for U.S. Federal income tax purposes, and there can be no assurances that the Internal Revenue Service will not assert that the distribution is taxable. If the distribution was held to be taxable, the above consequences would not apply and both we and Multiband common shareholders could be subject to tax.

INFORMATION ABOUT URON Inc.

Overview of URON Inc.

URON Inc., is a Minnesota Corporation formed in 2001. Multiband purchased the stock of URON Inc. from its prior owners in January 2004. URON Inc., prior to the distribution, is owned 100% by Multiband Corporation. URON Inc.’s business is comprised of customers utilizing Multiband’s dial-up internet services. As of April 30th, 2006, there were approximately 1,000 customers in this division.

Background of the Separation of URON Inc. from Multiband Corporation

Why we are making this distinction

Multiband is currently engaged in bringing high speed internet services to its customers. The customers serviced through the URON Inc. division are receiving dial-up internet access of rates of speed well below our high speed averages. Accordingly, rates charged to this group of customers are also well below our high speed averages while customer support time is about equal.

Although management believes that dial-up access is still a viable business, we also believe that to grow this segment properly there will need to be a concerted focused effort. Therefore, in order to maximize the potential of this segment, management has decided to spin off the asset to a competent management team, and allow the resulting entity to seek its own course.

Subsequent to this distribution, URON Inc. management will be free to make whatever decisions they deem appropriate to maximize shareholder value.

Under URON Inc.’s Amended and Restated Articles of Incorporation, the authorized capital stock of the company is 200 million shares of common stock, no par value. 10 million shares are currently issued and outstanding and prior to this dividend distribution are 100% owned by Multiband Corporation.

Multiband Corporation intends to buy back immediately prior to the shareholder distribution, an appropriate number of URON Inc. common stock shares so that the ownership percentages of URON Inc. at the time of and immediately following the shareholder distribution result in approximately 51% of URON Inc. common stock being owned by Multiband Corporation and approximately 49% being owned by the Multiband Corporation shareholders and certain rights holders of record as of May 1, 2006.

URON Inc. common stock is not currently listed on any exchange and thus is not currently tradeable. The Company intends to file a Form 10-SB Registration with the SEC to allow the URON Inc. common stock to be tradeable. HOWEVER, THERE IS NO ASSURANCE THE URON Inc. COMMON STOCK WILL EVER BE TRADEABLE.

Corporate Stock Transfer is the transfer agent and registrar for URON Inc. common stock. You may contact the transfer agent and registrar at the address set forth below. All correspondence should be sent to the following address:

Corporate Stock Transfer, Inc.
3200 Cherry Creek South Drive
Suite 430
Denver, Colorado 80209

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Multiband is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, and accordingly, files registration statements, reports, proxy statements and other information with the Securities Exchange Commission or SEC, including financial statements. URON Inc. is not an SEC reporting company.

HOW DOES THE DISTRIBUTION AFFECT THE NUMBER OF SHARES OF MULTIBAND COMMON STOCK I CURRENTLY HOLD?

The distribution itself has no effect on the number of shares of Multiband common stock held by you.

HOW WILL THE SPIN-OFF AFFECT THE MARKET PRICE OF MY SHARES OF MULTIBAND COMMON STOCK?

This is unknown to Multiband.

HOW MUCH IS A SHARE OF URON Inc. COMMON STOCK WORTH?

There has been no established market for URON Inc. common stock.

WHAT ARE THE U.S FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION TO ME, A MULTIBAND COMMON SHAREHOLDER?

Information on the U.S. Federal income tax consequences will be provided in the Information Statement which will be mailed to Multiband shareholders promptly following the record date.

HOW DO I GET MORE INFORMATION ON THE DISTRIBUTION?

An Information Statement will be mailed to Multiband shareholders promptly following the record date. If you would like more information, please contact our transfer agent, Corporate Stock Transfer.

INFORMATION STATEMENT PURSUANT TO TREASURY REGULATIONS SECTION 1.355-(b) BY A SHAREHOLDER THAT RECEIVED A DISTRIBUTION OF STOCK IN URON Inc. (A CONTROLLED CORPORATION)

On or about July 15, 2006, Multiband Corporation, a Minnesota corporation (“Multiband”), distributed (the “Distribution”) outstanding shares of Common Stock of URON Inc., a Minnesota corporation and subsidiary of Multiband to the holders of record of Multiband Common Stock that were issued and outstanding as of 5:00 pm CST on May 1, 2006 (the “Record Time”). As a result of the Distribution, each holder of record of shares of Multiband Common Stock as of the Record Time was entitled to receive .05 of a share of URON Inc. Common Stock for each outstanding share of Multiband Common Stock held by such shareholder as of the Record Time.

1.	Name, address and employer identification number of the distributing corporation:

Multiband Corporation
9449 Science Center Drive
New Hope, MN 55428
EIN: 41-1255001

2.	Name, address and employer identification number of the controlled corporation:

URON Inc.
9449 Science Center Drive
New Hope, MN 55428
EIN: 47-0848102

3.	The undersigned was a shareholder owning Multiband Common Stock as of the Record Time and solely received shares of URON Inc. Common Stock, no par value per share, in the Distribution.

4.	The undersigned did not surrender any stock or securities in Multiband in connection with the Distribution.

5.
The Distribution qualifies as a transaction that is generally tax-free to Multiband and Multiband shareholders under Section 355 and/or Section 368 (a) (1) (D) of the Internal Revenue Code of 1986, as amended.

_______________________________________________
Shareholder’s Name (please print)

_______________________________________________
Shareholder’s Signature

_______________________________________________
Taxpayer Identification Number or Social Security Number

THIS STATEMENT SHOULD BE ATTACHED TO YOUR 2006 U.S. FEDERAL INCOME TAX RETURN. IT SHOULD NOT BE SENT TO MULTIBAND CORPORATION OR URON Inc.

You may read and obtain copies (at prescribed rates) of Multiband Corporation’s reports at the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. You may also obtain these reports at the SEC Website at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.
Multiband Corporation maintains a website that offers additional information about the company.

• Visit our website at http://www.multibandusa.com

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New Hope, Minnesota, on this 23rd day of May, 2006.

URON Inc.

By:	/s/ Donald Miller
Donald Miller
Chairman and CEO